Via Facsimile and U.S. Mail
Mail Stop 6010

December 3, 2007

Mr. Philip A. Garcia
Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, PA   16530

Re: Erie Indemnity Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on February 26, 2007
File No. 0-24000

Dear Mr. Garcia:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief